

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


SEC MAIL
RECEIVED
PROCESSING
DEC 0 8 2006
WASH, D.C.
213
SECTION

22 November 2006

06019174

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

PROCESSED
DEC 20 2006
THOMSON
FINANCIAL

Cue Annual General Meeting of Shareholders

10.30 am, 22 November 2006
Melbourne Australia

Chairman's Address

Good morning Ladies and Gentlemen, welcome to the 25th Annual General Meeting of Cue shareholders.

I am Richard Tweedie and it is a pleasure to be addressing you again as chairman.

Before I continue, let me introduce the other members of your board and the company's senior management.

> **Chairman introduces board members and management, noting that Chris Kernick has joined as exploration manager.**

The past year was the sixth consecutive year in which your company has made a profit. We achieved an after tax profit of $2.2 million and a before tax profit of $4.6 million from sales revenue of $8.4 million. Our cash reserves at the end of the financial year were $30 million.

Our sales revenue of $8.4 million is an increase of $2.6 million from last year and reflects increased revenue from our interest in the South East Gobe oil field in Papua New Guinea, primarily driven by the strong increase in oil price.

Our realised average price per barrel was $87 per barrel, an increase of approximately $22 per barrel over last years average realised price.

South East Gobe currently provides the company's principal source of revenue and we expect that it will continue to provide base level income for several more years.

Next year we expect a substantial increase in income when the much delayed Oyong field oil production begins in Indonesia. The field should begin production in the second quarter, and is expected to generate average net operating revenue to Cue in excess of $15 million in the first year of production.

First gas production from the field is expected in 2008.

The recent gas discovery at Wortel, some 7 Km west of Oyong, can potentially be produced through the Oyong facilities and will further contribute to our earnings from gas in the 2008 onwards time frame. A development well is scheduled for 2007. Wortel will potentially double gas production through the Oyong facilities.

The results from the Jeruk -3 appraisal well, which established a smaller oil column than previously expected, were disappointing and we expect that considerable effort will be expended by Santos in determining the future of the field.

Our transaction with Medco earlier this year, whereby we reduced our interest in Jeruk, has reduced Cue's exposure to Jeruk expenditure.

In New Zealand, development of the Maari oil field is well underway and our share of oil production from the field beginning second quarter 2008 onwards will see Cue's income increase again. We have been recently awarded the adjacent Manaia licence, which we will drill by end 2008.

We expect that Cue's average net operating income from the field will be around $24 million in the first year of field production.

We continue to seek to grow the company through acquiring new acreage and producing assets. Last year I mentioned our bid for an Australian producing asset, but again the vendor did not proceed to complete a sale. We were however, granted a new exploration permit to the north of our existing areas in the Carnarvon Basin of Australia.

We plan to continue to evaluate opportunities to enhance share holder value.

Our exploration portfolio is substantial. We hold high hopes for our Bass Strait Permits. We plan to run a large 3D seismic survey over the Pelican gas condensate discovery and are conducting a scoping study on the potential of the field, which may hold several TCF gas in place and associated liquids.

Our Carnarvon Basin permits are adjacent to the giant Rankin gas condensate fields. Again we plan to run a significant seismic programme over these licenses. There is significant interest in our Bass Strait and Carnarvon permits from major international companies.

Our PNG discoveries at Barikewa and Kimu are valuable assets. Considerable interest is being shown by major parties interested in developing LNG or methanol production. We anticipate development of these fields over time.

Let me turn for a moment to talk about company funding.

In June, this year we made a renounceable pro rata share offer which raised approximately $21 million after fees.

This raising was made to assist funding the appraisal of Jeruk, the cost of the considerable amount of exploration drilling in the past year, the gas development phase of the Oyong field and ongoing development costs of the Maari field.

After the raising, Cue had some $30 million in cash and no debt.

Cue has been steadily laying the foundations for a substantial growth phase in which we expect to see the company develop rapidly over the next few years.

Cue's gross revenue from 2007-2012 is projected at $265 million from SE Gobe, Oyong, Maari oil and gas production.

Finally, let me say something about the value of our company. In the view of your directors the market is substantially undervaluing Cue Energy. We believe a fair market value of production and contingent production a loan comfortably exceeds our present share price. On top of that is the upside from our exploration portfolio.

Therefore a fair value of the company should be substantially in excess of the current 13-14 cents.

In closing I thank shareholders for their continuing support of the company and the board and our management and staff for their efforts during the year.

I now ask Bob Coppin, the company's Chief Executive Officer to present his review of the company's activities during the past year.

Thank You,

Richard Tweedie.



Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

22 November 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited

CEO PRESENTATION

MELBOURNE
22 NOVEMBER 2006

CUE ENERGY STATISTICS

Cue Energy Resources Limited

20 Largest Shareholders 13 November 2006

1	Todd Petroleum Mining Company Limited	135,919,429	21.63%
2	Octanex NL	36,380,140	5.79%
3	Todd Tasman Oil Ltd	21,600,000	3.44%
4	ANZ Nominees Limited	13,876,711	2.21%
5	National Nominees Limited	10,169,353	1.62%
6	Portfolio Securities Pty Ltd	10,000,000	1.59%
7	Westpac Custodian Nominees Limited	9,160,985	1.46%
8	JP Morgan Nominees Australia Limited	9,012,992	1.43%
9	Berne No 132 Nominees Pty Ltd#	8,764,110	1.40%
10	Independent Asset Management Pty Limited	6,000,000	0.96%
11	Ernest Geoffrey Albers	5,302,140	0.84%
12	Citicorp Nominees Pty Limited	5,238,385	0.83%
13	Bronwyn Beder & Colin MacEwan	4,500,000	0.72%
14	DSB Vickers Securities (Singapore) Pte Ltd	4,350,000	0.69%
15	BRC Australia Pty Ltd	3,325,000	0.53%
16	Trust Company of Australia Ltd	3,230,000	0.51%
17	York House Pty Ltd (No 2 A/C)#	3,000,000	0.48%
18	Cogent Nominees Pty Ltd	2,614,000	0.42%
19	Mirek Haas Pty Ltd	2,600,000	0.42%
20	First NZ Capital Custodians Limited	2,224,165	0.35%

Shareholders	**6,363**
Listings	**Australia/PNG**
Ordinary Shares	**628.2 Million**
Top 20 Shareholders	**297 Million Shares**
Market Capitalisation @ A0.14 cents	**A$88 Million**
Cash at 31 October 2006	**A$19 Million**
No Debt	
Australian Registered Company	
Employees	**6**

... top 20 shareholders = 47.32%

... cash in bank

... no debt

DIRECTORS & EXECUTIVES

NON EXECUTIVE CHAIRMAN

Richard Tweedie LL.B — MD Todd Energy NZ – 25% of shares

NON EXECUTIVE DIRECTORS

Geoffrey Albers LL.B — Founder - 6.6% of shares

Ken Hoolihan M Sc (Hons) — Exploration Manager Todd

Leon Musca LL.B — Lawyer - 1.6% of shares

CHIEF EXECUTIVE OFFICER

Bob Coppin B Sc (Hons) — 40 years experience, oil & gas; Joined Cue 1994

CHIEF FINANCIAL OFFICER

Andrew Knox B Com — 24 years experience, oil & gas; Joined Cue 1994

EXPLORATION MANAGER

Chris Kernick B Sc (Hons) — 22 Years experience, oil & gas; Joined Cue 2005

... very experienced team

CORPORATE PLAN

Cue Energy Resources Limited

... Australiasia & SE Asia Focus

EXPLORATION, NEW VENTURES

Quality existing areas, new areas

▲

APPRAISAL

Jeruk
Manaia
Barikewa, Kimu

▲

DEVELOPMENT

Oyong Field
Wortel Field
Maari Field

PRODUCTION

▲

SE Gobe oil provides base income

... balanced portfolio

Cue Energy Resources Limited

CUE HYDROCARBON INVENTORY

...Large future gas potential

GAS RESOURCES


160 BCF
Maple/Cash
(Aust)
4 BCF
SE Gobe
(PNG)
97 BCF
Kimu
(PNG)
12 BCF 2P*
Oyong
(Indonesia)
120 BCF
Barikewa
(PNG)

OIL RESERVES


0.38 mmbls (2P)
SE Gobe
(PNG)
0.75 mmbls (2P*)
Oyong
(Indonesia)
2.5 mmbls (2P)
Maari
(New Zealand)

* Cue estimate after government take

... drives cash flow increase

Cue Energy Resources Limited

NET OIL PRODUCTION FORECAST

SE Gobe# Oyong¤ Maari#

... gas potential post 2009

Barrels of Oil Per Year x 1000

900
800
700
600
500
400
300
200
100
0

2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016

Barrels of Oil Per Day

1500
1000
500

Cue estimate

¤ Cue estimate (after government take)

... substantial cash flow increase 2007

Cue Energy Resources Limited

NET GAS PRODUCTION FORECAST



□Oyong Gas¤
... probable additional Wortel gas
Billion Cubic Feet Per Year
3.5
3
2.5
2
1.5
1
0.5
0
2008
2009
2010
2011

¤ Cue estimate after government take, using contract gas price.

... added cashflow


JOINT VENTURE INTERESTS
Cue Energy Resources Limited
PDL 3
SHP 40.149650%
Oil Search 36.35974%
*Santos 15.921718%
Cue 5.568892%
(SE Gobe Unit 3.285651%)
PRG 2.0%
PPL 190
*Oil Search 31.278%
Santos 31.278%
Murray 26.497%
Cue 10.947%
Gobe Development
PRL 9
* Santos 42.553%
Oil Search 42.553%
Cue 14.894%
PRL 8
*OilSearch 44.64%
Mosaic 28.57%
Gedd 16.07%
Cue 10.72%
Sampang PSC †
* Santos 45%
SPC 40%
Cue 15%
AC/P20
*Coogee 80%
Cue 20%
WA389-P
*Cue 100%
WA359-P
*Cue 50%
Exoil 50%
WA360-P, 361-P
*Cue 50%
Gascorp 50%
T/37P, T/38P
* Cue 50%
Exoil 50%
PMP 38160
*OMV 69%
Todd 16%
Horizon 10%
Cue 5%
MALAYSIA
INDONESIA
IRIAN JAYA
PNG
PORT MORESBY
DARWIN
N.T.
QLD
W.A.
S.A.
N.S.W.
VIC
TAS
BRISBANE
SYDNEY
CANBERRA
MELBOURNE
HOBART
ADELAIDE
PERTH
* Operator
† Prior to Indonesian Participation

Cue Energy Resources Limited

PROJECTS

PNG
INDONESIA
NEW ZEALAND
AUSTRALIA


PAPUA NEW GUINEA
Cue Energy Resources Limited
PNG
NT
QLD
HIDES GAS FIELD
MORAN OIL FIELD
AGOGO OIL FIELD
HEDINIA/ IAGIFU OIL FIELD
GOBE, SE GOBE OIL FIELDS
PPL 190
KIMU GAS FIELD
Foreland
PDL 3
PRL 9
Fold Belt
PRL 8
BARIKEWA GAS FIELD
KUTUBU PIPELINE
KUMUL MARINE TERMINAL
Proposed Pipeline
To Port Moresby
Proposed Pipeline
PNG-Queensland
PNG to Queensland
0
50
KILOMETRES
Madang
Goroka
Kerema
Port Moresby


PAPUA NEW GUINEA
SOUTH EAST GOBE FIELD
Cue Energy Resources Limited
PPL190
Makas
PPL219
Gobe Main Field
Wasuma
South East Gobe Field
PDL4
PPL206
PDL3
PDL4
SEG UNIT
Murray Deep
Beaver_1
Tabe
PPL190
Oil
Gas
Lead
Seismic
Fault
Development well
Pipeline
... provides long term base income

Cue Energy Resources Limited

PAPUA NEW GUINEA

MURRAY DEEP PROSPECT

PDL4

PPL190

Bilip_1

Murray Deep

Beaver_1

2375

2050

2125

2000

2125

2250

2250

PN04-219

Scale

0km 5km

Seismic Line

Depth Contour

Fault

Prospect

... significant oil upside

Cue Energy Resources Limited

PAPUA NEW GUINEA

MURRAY DEEP PROSPECT



S
Top Darai Lmst
Top Ieru Fmn
Top Toro Sst
Top Iagifu Sst
Murray Deep
Inverting basement fault
Late-Middle Jurassic

PN04-219 Seismic line



SAMPANG PSC – INDONESIA
Cue Energy Resources Limited
112°30'E
113°00'E
113°30'E
7°00'S
7°30'S
9 200 000mN
700 000mE
750 000mE
N
Java Sea
Madura
Madura Strait
KE Field
Arosbaya-1
Gunung Geger Outcrop
Geger-1
Lerpak-1
Lerpak Field
Konang-1
Konang-2
Jambu-1
Pakaan-1st
Gigir-1
Bangkalan
Gresik
Sekarkorong Field
Bogomiring Field
Surabaya
Sampang PSC
Sampang
Pamekasan
Camplong-1
Gutgut-1
Sumberlantang-1
Amih lancak-1
Tanjung-001
Kecodu Barat-1
Bujur Tengah-1
Bujur Tumur-1
Durbuk-1
Prancak-1
Mandala-1
Gunung Kember-1
Soemerep-1
Sumenep
Sebaya-1
Kertegeneh-1
Ketegeneh Field
Puteran
Genteng
MW-1
Raja
Gurita
Ubur Ubur
Madura Offshore PSC
Maleo Field
CD-1
MDB-1
Jalar
Paus
Herbras
XX-1st
Persik
Wortel
Pare
MS1-1
BD-2
BD-1st3
BD Field
Wortel
Oyong
Jeruk
JERUK - 2
Kerawai
Kruka Field
Gunung-1
Kuti Field
Palungan-1/1B
Lidah Field
KE-11A
Bakung
Dukuh
KE-11E
Sidoarjo
Wunut Field
KE-11C
Enau
KE-11HA
KE-11G
Flamboyan
28" Diameter Pipeline
Pasuruan
Grati
Probolinggo
Besuki
0
20
KILOMETRES
MALAYSIA
Sumatra
INDONESIA
Java
Location
LEGEND
3D Seismic Survey
Oil Field
Gas Field
Mundu Play
Kujung Play
Plio-Pleistocene Play
Miocene Sands Play

Source Santos Ltd

Cue Energy Resources Limited

OYONG DEVELOPMENT CONCEPT



Madura
Gresik
Surabaya
Wellhead Structure
Oyong Gas and Oil Field
Oil Storage Tanker
Production Barge
Trans Java Pipeline
PGN Pipeline
Grati
60 km Pipeline
Onshore Gas Receiving Facilities
Probolinggo
Leles
East Java

Source Santos Ltd

... two stage development

OYONG DEVELOPMENT STATUS


Cue Energy Resources Limited


Well Head Deck
Stacked Template Structure (STS)
Conductor Pile
Sea Surface
Sea Floor
12.5m
10m
31m
3m

- Platform installed
- Development drilling completed
- Storage tanker on location
- Production barge delayed
- Capital costs ~ USD130 million gross
- Cue cost ~ USD19.5 million
- First oil production 2Q 2007
- Gas Sales Agreement signed
- Gas development phase underway
- First gas production 2008

Source: Santos Ltd


Cue Energy Resources Limited
Wortel
Sampang PSC
Madura Strait
Brantas PSC
Wortel-1
Wortel-2
Wortel-3
Oyong Field (3D mapping)
Gas
Gas above oil
Oil
Prospect
Possible channel edge
Proposed well
1km
Contour interval 20m

Wortel Depth Map

WORTEL

Cue Energy Resources Limited

Line location

SDW-05

N

Top Mundu reservoir

TWT
1.5
SECS

Probable hydrocarbon indicator

SDW-05 Seismic line

Source Santos Ltd

Cue Energy Resources Limited

JERUK OIL DISCOVERY


5250
5000
4750
Jeruk-4
Jeruk-2
Jeruk-1
Jeruk-3
Probable oil-water contact
Well, drilled
Potential Well
2km

Cue Mapping - Preliminary

Top Kujung Limestone Depth Structure

JERUK

Cue Energy Resources Limited


Line location
TWT
10000
15000
20000
NE
Jeruk wells (projected)
Top Kujung Fm
Jeruk
2.000
3.000
4.000
5.000
6.000
7.000

Seismic line through Jeruk Structure

Source Santos Ltd

JERUK OIL DISCOVERY

- Shallow water ~ 42 metres, deep wells ~ 5000 metres
- Kujung limestone reservoir
- Oil flows from all three wells
- Reduced oil column ~ approximately 145 metres
- Recoverable oil less than previous Santos 170 mmbbls est
- Data being re-evaluated - complex
- Cue reduced interest for removal of farmin premium and back costs payment

... being re-evaluated

Cue Energy Resources Limited

NEW ZEALAND

MAARI OIL FIELD

5km
Maari
Maari-1
Moki-1
Maari-2
Moki-2A
PMP 38160
PEP 38413
Manaia
Maui-4
Water depth approx 100m
LEGEND
Oil & Gas Field
Gas condensate Field
CUE Permit
Pipeline- Gas
Pipeline- Oil
Auckland
NEW ZEALAND
Pohokura
New Plymouth
Kaimiro
Maui
Kapuni
Kupe South
40km

OMV (Operator)	69%
Todd	16%
Horizon	10%
Cue	5%

... upside potential in Maari & Manaia

Cue Energy Resources Limited

MAARI DEVELOPMENT SCHEME

Wellhead Platform

Floating Production Storage Offloading (FPSO)

Production and water injection wells

Subsea Production, Test, Water Injection, and Umbilical

Anchor chains

Source OMV New Zealand

... development underway

Cue Energy Resources Limited

MAARI OIL DEVELOPMENT



- P_{50} oil reserves ~ 50 million barrels
  - Cue share ~ 2.5 million barrels

  (area upside ~ 10-20 mmbbls)
- Capital costs ~ US$440 million gross
  - Cue share ~ US$22 million
- Development construction underway
- First oil 2Q 2008
- 35,000 bopd by 3Q 2008
  - Cue share 1,750 bopd

... substantial oil production increase



LOCATION CARNARVON BASIN PERMITS
Cue Energy Resources Limited
LEGEND
Oil Field
Gas Condensate Field
CUE Permit
0
25Km
AUSTRALIA
WA-389-P
WA-359-P
WA-361-P
WA-360-P
WA-270-P
WA-269-P
WA-248-P R1
Andromeda-1
Glatton-1
Brigadier-1
Nanambu-1
Gandara-1
Eastwood-1
Malus-1
Echo/Yodel
Lacerta-1
200
Mutineer
Exeter
WA-191-P R3
WA-4-L R1
Hermes
Lambert
Angel
Talisman
WA-16-L
WA-17-L
Perseus
Eaglehawk
Egret
WA-3-L
WA-4-L
WA-8-L
Cossack
Wanaea
WA-1-P R5
191-PR3
North Rankin
WA-28-P R6
Legendre
W03-9
Goodwyn
WA-2-L R1
WA-208-P R2
WA-6-L R1
Rankin
Dockerell
Dixon
WA-28-P R6
WA-267-P
Geryon
Urania
WA-350-P
WA-253-P R1
Wheatstone
253-P R1 P0
Pluto
WA-17-R
Iago
WA-16-R
WA-7-P R1
Wilcox
WA-323-P
WA-330-P
WA-321-P
WA-254-P R1
1-P R5
WA-1-P R5
WA-254-P R2
WA-310-P
WA-209-P R2
WA-202-P R2
WA-312-P
20°
Dionysus
W04-9

Cue Energy Resources Limited

ASHMORE CARTIER PERMIT AUSTRALIA

Location Map
Sunraise-Troubadour
Evan Shoals
Bayu-Undan
AC/P20 Cash-Maple
~200km
~700km
Challis/ Cassini
Skua
Crux
Scott Reef
Ichthys
Brecknock
Darwin
Gas Field
Pipeline
AC/RL7
Scale 200km

BASS BASIN PERMITS
AUSTRALIA

Cue Energy Resources Limited



Seal 1
Toolka 1
Koorkah 1
King 1
Cormorant 1
Barramundi 1
Pipeline
Bass 1
White Ibis 1
Bass 3
T/18P R3
Yolla 1,2
T/RL-1
T/37P
Tilana 1
Bass 2
Yurongi
Dondu 1
Tarook 1
Nangkero 1
Poonboon 1
Squid 1
Narimba 1
Pelican 1
Pelican 5
Flinders 1
Pipipa 1
T/38P
T/39P
T/04-2
Chat 1
DUKE ENERGY INTERNATIONAL
TASMANIAN GAS PIPELINE
T/04-3
T/04-4
Durroon 1
Tasmanian Devil 1
TASMANIA
Devonport
AUSTRALIA
LEGEND
Gas Condensate Field
CUE Permit
0
50km

... immediately adjacent to infrastructure

2007 ACTIVITY

Papua New Guinea

- SE Gobe oil production continues
- Exploration drilling – Murray Deep (Cobra -1)
- Barikewa geological survey
- Kimu seismic

Indonesia

- Oyong oil production begins
- Wortel development drilling
- Oyong/Wortel gas production development underway
- Jeruk evaluation
- Exploration, drilling

New Zealand

- Maari development continues
- Maari platform installed

Australia

- Pelican gas discovery evaluation
- 3D & 2D seismic in exploration blocks

... significant ongoing activity

SUMMARY

- Balanced portfolio
  - Current oil production
  - Large increase in oil production
  - Appraisal opportunities
  - Exploration drilling
  - Quality exploration acreage
  - Large gas upside

DISCLAIMER & IMPORTANT NOTICE

Various statements in this document constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.



Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

22 November 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

22 November 2006

Australian Stock Exchange Ltd
Company Announcement Office
Exchange Centre
20 Bond Street
Sydney NSW 2000

Outcome of Resolutions
Annual General Meeting – 22 November 2006

All resolutions put to shareholders were passed.

The total number of proxy votes, in respect of which the appointments specified that:

<u>Resolution 1 – Receive and Adopt the Remuneration Report for the Year Ended 30 June 2006</u>

i)	the proxy is to vote for the resolution:	200,812,192
ii)	the proxy is to vote against the resolution:	4,738,910
iii)	the proxy is to abstain on the resolution:	230,504
iv)	the proxy may vote at the proxy's discretion:	2,733,594

<u>Resolution 2 – Re-election of Director Mr Richard Tweedie</u>

i)	the proxy is to vote for the resolution:	202,302,817
ii)	the proxy is to vote against the resolution:	3,248,285
iii)	the proxy is to abstain on the resolution:	230,504
iv)	the proxy may vote at the proxy's discretion:	2,733,594

<u>Resolution 3 – Re-election of Director Mr Kenneth Hoolihan</u>

i)	the proxy is to vote for the resolution:	201,971,299
ii)	the proxy is to vote against the resolution:	3,579,803
iii)	the proxy is to abstain on the resolution:	230,504
iv)	the proxy may vote at the proxy's discretion:	2,733,594



Resolution 4 – Appointment of Auditors

i)	the proxy is to vote for the resolution:	202,566,749
ii)	the proxy is to vote against the resolution:	2,993,953
iii)	the proxy is to abstain on the resolution:	230,504
iv)	the proxy may vote at the proxy's discretion:	2,733,594

By Order of the Board

Andrew Knox
Public Officer

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


SEC MAIL PROCESSING
RECEIVED
DEC 0 8 2006
WASH, D.C.
213
SECTION

26 October 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

CUE ENERGY RESOURCES LIMITED

ABN 45 066383971

NOTICE OF ANNUAL GENERAL MEETING

And

EXPLANATORY MEMORANDUM

Date of Meeting	22nd November 2006
Time of Meeting	10.30 am
Place of Meeting	Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston Street Abbotsford Melbourne VIC 3067

This Notice of Annual General Meeting and Explanatory Memorandum should be read in their entirety. If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.

The Secretary
Cue Energy Resources Limited
Level 21
114 William Street
Melbourne, Victoria 3000
Australia
Fax No: (61) 3 9670 8661

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of **Cue Energy Resources Limited** (the Company) will be held at 452 Johnston Street, Abbotsford

Vic 3067, Australia, on 22nd day of November 2006, commencing at 10.30am for the purpose of transacting the following items of business.

The Explanatory Notes which forms part of this Notice of Annual General Meeting describes certain matters to be considered at the annual general meeting.

AGENDA

Ordinary Business

Item 1 - Financial Report

To receive and consider the Financial Report for the year ended 30 June 2006 and the reports of the Directors and the Auditors thereon.

To consider and, if thought fit, pass the following resolutions, with or without amendment, as ordinary resolutions of the Company:

Item 2 - Resolution 1: REMUNERATION REPORT

"To adopt the Remuneration report for the Year ended 30 June 2006."

(Details of the resolution are contained in the Explanatory Notes)

Item 3 - Resolution 2: Re-election of Director Mr. R. Tweedie

In accordance with the Company's Constitution, Mr. R. Tweedie retires by rotation and, being eligible, offers himself for re-election.

Item 4 - Resolution 3: Re-election of Director Mr. K. Hoolihan

In accordance with the Company's Constitution, Mr. K. Hoolihan retires by rotation and, being eligible, offers himself for re-election.

Item 5 - Resolution 4: Auditors

To record the re-appointment of PKF as auditors of the Company and to authorise the Board of Directors to fix their remuneration for the ensuing year.

Item 6 - GENERAL BUSINESS

To consider any other business as may be lawfully put forward in accordance with the constitution of the Company.

Explanatory Notes

1. Ordinary Resolutions

Resolutions 1 to 5 are ordinary resolutions which, to be passed, require at least 50% of the votes cast by members entitled to vote on the resolution to be voted in favour of the resolution.

Resolution 1: Remuneration Report

"To adopt the remuneration report for the Year ended 30 June 2006."

Explanation

The Corporations Act 2001 requires listed companies to put to shareholders at the AGM a non-binding resolution concerning the Remuneration Report which is contained in the Directors' Report section of the Annual Report.

Shareholders will be given an opportunity to ask questions concerning the Remuneration Report at the AGM.

As stated, the resolution is non-binding.

Voting by Proxy
PROXY, REPRESENTATIVE AND VOTING ENTITLEMENT INSTRUCTIONS

PROXY AND BODY CORPORATE REPRESENTATIVE INSTRUCTIONS

Shareholders are entitled to appoint up to two individuals to act as proxies to attend and vote on their behalf. Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes.

Shareholders who are a body corporate are able to appoint representatives to attend and vote at the Meeting under Section 250D of the Corporations Act 2001 (Cwlth).

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) and certificates appointing body corporate representatives or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) or certificate appointing a body corporate representative must be deposited at, posted to, or sent by facsimile transmission to the Company's office, Level 21,114 William Street, Melbourne 3000 or fax# (61) (03) 96708661, not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the shareholder or his/her attorney duly authorized in writing or, if the shareholder is a corporation, in the manner permitted by the Corporations Act.

The proxy may, but need not, be a shareholder of the Company.

In the case of shares jointly held by two or more persons, all joint holders must sign the proxy form.

A proxy form is attached to this Notice.

VOTING ENTITLEMENT

For the purposes of determining voting entitlements at the Meeting, shares will be taken to be held by the persons who are registered as holding the shares at 10.30 am, 20th November 2006. Accordingly, transactions registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

By order of the Board

A.M. Knox
Company Secretary

19 October 2006
Melbourne

Cue Energy Resources Limited

A.B.N. 45 066 383 971


SEC MAIL
RECEIVED
PROCESSING
DEC 0 8 2006
WASH, D.C.
213
SECTION

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

27 October 2006

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Tweedie
Date of last notice	17 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	BB Nominees Pty Ltd
Date of change	19,27 October 2006
No. of securities held prior to change	**Beneficial:** 1,679,673 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 338,392 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non Beneficial:** 135,919,429 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 21,600,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares
Number acquired	45,639
Number disposed	NIL

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	17,857 @ AUD0.13 cents each 27,782 @ AUD0.14 cents each
No. of securities held after change	**Beneficial:** 1,972,036 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund 91,668 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non Beneficial:** 135,919,429 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 21,600,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

I confirm the above to be correct.

....

Richard Tweedie

Dated 27 October 2006

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ernest Geoffrey Albers
Date of last notice	17 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	BB Nominees Pty Ltd
Date of change	19, 27 October 2006
No. of securities held prior to change	5,952,140 Ordinary fully paid shares – Beneficial in the name of Ernest Geoffrey Albers 357,143 Ordinary fully paid shares – Beneficial in the name of Sacrosanct Pty Ltd 476,909 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non-Beneficial:** 36,380,140 Ordinary fully paid shares – Non Beneficial in the name of Octanex NL 264,583 Ordinary fully paid shares – Non Beneficial in the name of Bass Strait Group Pty Ltd (BSG)
Class	Ordinary fully paid shares.
Number acquired	45,639
Number disposed	Nil

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	17,857 @ AUD0.13 cents each 27,782 @ AUD0.14 cents each
No. of securities held after change	**Beneficial:** 6,383,020 Ordinary fully paid shares – Beneficial in the name of Ernest Geoffrey Albers 357,143 Ordinary fully paid shares – Beneficial in the name of Sacrosanct Pty Ltd 91,668 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd **Non-Beneficial:** 36,380,140 Ordinary fully paid shares – Non Beneficial in the name of Octanex NL 264,583 Ordinary fully paid shares – Non Beneficial in the name of Bass Strait Group Pty Ltd (BSG)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade pursuant to Directors Share Savings Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

I confirm the above to be correct.

....

Ernest Geoffrey Albers

Dated 27 October 2006

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kenneth Hoolihan
Date of last notice	17 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	19, 27 October 2006
No. of securities held prior to change	**Beneficial:** 302,467 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 1,191,144 Ordinary fully paid shares - Beneficial in the name of K Hoolihan. **Non Beneficial:** 135,919,429 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 21,600,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares.
Number acquired	45,639

+ See chapter 19 for defined terms.

Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	17,857 @ AUD0.13 cents each 27,782 @ AUD0.14 cents each
No. of securities held after change	**Beneficial:** 91,668 Ordinary fully paid shares – Beneficial in the name of BB Nominees Pty Ltd 1,447,582 Ordinary fully paid shares - Beneficial in the name of K Hoolihan **Non Beneficial:** 135,919,429 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 21,600,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade pursuant to Directors Share Savings Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

I confirm the above to be correct.

....

Kenneth Hoolihan

Dated 27 October 2006

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Leon Musca
Date of last notice	17 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	BB Nominees Pty Ltd
Date of change	19, 27 October 2006
No. of securities held prior to change	**Beneficial:** 982,820 Ordinary fully paid shares - Beneficial in the name of Leon Musca 149,087 Ordinary fully paid shares - Beneficial in the name of Leon Nominees 10,737,130 Ordinary fully paid shares - Beneficial in the name of Portfolio Securities Pty Ltd 302,467 Ordinary fully paid shares - Beneficial in the name of BB Nominees Pty Ltd
Class	Ordinary fully paid shares.
Number acquired	45,639
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	17,857 @ AUD0.13 cents 27,782 @ AUD0.14 cents

+ See chapter 19 for defined terms.

No. of securities held after change	**Beneficial:** 982,820 Ordinary fully paid shares - Beneficial in the name of Leon Musca 405,525 Ordinary fully paid shares - Beneficial in the name of Leon Nominees 10,737,130 Ordinary fully paid shares - Beneficial in the name of Portfolio Securities Pty Ltd 91,668 Ordinary fully paid shares - Beneficial in
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade pursuant to Directors Share Savings Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

I confirm the above to be correct.

....

Leon Musca
Dated 27 October 2006

+ See chapter 19 for defined terms.